

SE

18005110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2018

Washington DC
406

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SEC FILE NUMBER
8- 67630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Third Party Trade LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 SE Washington Street, Suite 210
(No. and Street)

Portland	OR	97214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Giles (646) 258-4049
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Giles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Third Party Trade LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public


OFFICIAL STAMP
BRYAN JAMES BOEN
NOTARY PUBLIC-OREGON
COMMISSION NO. 947210
MY COMMISSION EXPIRES FEBRUARY 15, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THIRD PARTY TRADE LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017
and Report of Independent Registered
Public Accounting Firm

THIRD PARTY TRADE LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF C O N T E N T S

Financial Statements

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Third Party Trade LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Third Party Trade LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the financial statement, the Company has accumulated losses since inception, has incurred negative cash flows from operations, and has a member's deficit at December 31, 2017. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

February 20, 2018

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

THIRD PARTY TRADE LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	18,362
Accounts receivable		32,750
Due from clearing broker		251,653
Prepaid expenses		14,530
TOTAL ASSETS	$	317,295
LIABILITIES AND MEMBER'S DEFICIT		
Accounts payable and accrued expenses	$	79,578
Interest payable		7,369
Deferred revenue		84,161
Subordinated loan		293,000
TOTAL LIABILITIES		464,108
MEMBER'S DEFICIT		(146,813)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	317,295

The accompanying notes are an integral part of these financial statements.

THIRD PARTY TRADE LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business

Third Party Trade LLC ("Company") (formerly known as Blue Tiger Wealth Management) is a registered broker-dealer headquartered in Portland, OR. The Company's services include the provision of an Application Programming Interface ("API") that allows businesses to build trading and investment software for the U.S. financial markets. The Company was organized as a limited liability company in September, 2006. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is 100% owned by the Parent company, Third Party Technologies Inc.

Going Concern

The Company has suffered recurring losses from operations and has used, rather than provided, cash in its operations. The Company had accumulated losses since inception and has incurred negative cash flows from operations totaling $39,364 for year ended December 31, 2017. As of December 31, 2017, the Company has a member's deficit of $146,813. These factors raise substantial doubt about the Company's ability to continue as a going concern. It is management's plan to obtain additional sources of capital and to increase revenues over the next 12 months. The financial statements do not include any adjustments relating to the recoverability and classification of recorded liabilities that might be necessary should the Company be unable to continue in existence.

Revenue Recognition

Revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. The Company's revenue is derived from the licensing of application software products, custom development setup fees, and brokerage commissions. Software as a service ("SaaS") arrangements include multiple elements, comprised of licensing revenue and related setup fees. The principles followed by the Company are as follows:

For arrangements with multiple deliverables, management evaluates whether the individual deliverables qualify as separate units of accounting. In order to treat deliverables in a multiple deliverable arrangement as separate units of accounting, the deliverables must have standalone value upon delivery and performance on undelivered portions is considered probable. If the deliverables have standalone value upon delivery and performance on undelivered portions of the contract is probable, management accounts for each deliverable separately and revenue is recognized for the respective deliverables as they are delivered. If one or more of the deliverables do not have standalone value upon delivery, they are generally combined with the final deliverable within the arrangement and treated as a single unit of accounting.

Deferred revenue consists of the unearned portion of fees from subscription contracts or the unrealized portion of setup fees.

The Company's revenue is derived from the licensing of application software products, implementation fees, and brokerage commissions. The principles followed by the company are as follows:

<u>Subscription Revenue</u>

Revenue from software license agreements is recognized ratably over the term of the applicable contract. Contracts typically exist with terms of 12 months.

<u>Implementation Fees</u>

The Company's implementation fees consist of revenues for the implementation of the licensed software. Contracts are entered into on primarily a flat fee per account basis. Revenue on

implementation fees is recognized ratably over the term of the applicable contract because they do not have standalone value.

Brokerage Commissions
The Company's commission revenue consists of rebates on commission as an agent from fees on assets, order flow and foreign currency exchange. Revenues on commissions are recognized as the services are provided.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, "*Revenue from Contracts with Customers*" ("ASU N0. 2014-09"). ASU No. 2014-09 and related amendments require changes in revenue recognition policies as well as enhanced disclosures. ASU No. 2014-09 is intended to clarify the principles for recognizing revenue by removing inconsistencies and weaknesses in existing revenue recognition rules; provide a more robust framework for addressing revenue recognition issues; improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets; and provide more useful information to users of financial statements through improved disclosures.

The Company has completed an initial assessment of the impact of ASU No. 2014-09 on its existing revenue recognition policies and does not currently anticipate that the new rule will have a material impact on its financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Accounts Receivables
Accounts receivables are uncollateralized customer obligations due under normal trade terms, usually within 30 days of services provided. The Company does not charge interest on unpaid balances. Customer account balances with invoices dated over 90 days are considered delinquent.

The carrying amount of the accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. As of December 31, 2017, management determined no allowance for doubtful accounts was necessary.

Income Taxes
The Company is a limited liability company beginning in 2013 and is required to file a partnership tax return. Prior to 2013, the Company was a single member limited liability company and was not recognized as a reporting entity under the Internal Revenue Code for Taxation purposes. Accordingly, the Company did not file a separate income tax return prior to 2013. The effects of the Company's operations are passed through to the member for taxation purposes for all years.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 **Deposit from Clearing Broker**

The Company has entered into a fully disclosed clearing agreement with APEX Clearing Corporation ("APEX") for the purpose of executing and clearing securities transactions and carrying accounts on behalf of its customers. Pursuant to the clearing agreement, the Company must maintain a $250,000 clearing deposit and net capital as determined by FINRA. In addition, the Company has committed to paying minimum clearing charges of $10,000 per month.

Note 3 **Financial Instruments and Concentration of Risk**

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit risk. The Company has not sustained any losses related to these financial institutions.

During the year ended December 31, 2017, 80% of the Company's sales were to six customers. As of December 31, 2017, 92% of the Company's accounts receivable were due from one customer.

Note 4 **Liabilities Subordinated to Claim of General Creditors**

At December 31, 2017, the Company had a subordinated loan agreement with a related party which was in accordance with agreements approved by FINRA. This subordinated loan agreement is for a total of $293,000 maturing on February 17, 2019 and bearing interest at 3% per annum. At December 31, 2017, the total outstanding loan balance was $293,000. Total interest expense for the year ended December 31, 2017 amounted to $8,721.

Note 5 **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1(and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2017, the Company had net capital, as defined, of $98,907, which exceeded the required minimum net capital of $11,407 by $87,500. Aggregate indebtedness at December 31, 2017 totaled $171,108. The Company's percentage of aggregate indebtedness to net capital was 173%.

Note 6 **Rule 15c3-3 Exemption**

The Company, under Rule 15c-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 7 **Transactions with Parent**

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding from the Parent.

The Parent provides to the Company, payroll and employee benefit administrative services for the Company's two associated persons and office and administrative services (including occupancy)

for the Company to operate its business. For the year ended December 31, 2017, the Parent company incurred $227,459 of salaries and administrative costs, of which a portion related to the Company's Broker-Dealer activity. The Company does not have any obligation, direct or indirect to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company. These costs have not been recorded on the books of the Company.

Note 8 **Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.